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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-I (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (AMENDMENT NO.___________)

                                   UPBANCORP, INC.
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                                (Name of Issuer)

                                 COMMON STOCK
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                         (Title of Class Of Securities)


                                    915298103
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                                 (CUSIP Number)

 JAMES E. HERATY, 5245 WASHINGTON STREET, SKOKIE, ILLINOIS 60077 (847) 679-2266
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    JUNE 30, 2001
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             (Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

               NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 7 Pages)

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CUSP No. 915298103                 13D        Page  2    of  7  Pages
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1   NAMES OF REPORTING PERSONS       JAMES E. HERATY
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                     (b)  / /
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3   SEC USE ONLY
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4   SOURCE OF FUNDS       N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2 (d) OR 2 (e)                                               / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION       U.S.
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NUMBER OF            7       SOLE VOTING POWER                    7,439
SHARES              ------------------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER                 61,000
OWNED BY            ------------------------------------------------------------
EACH                 9       SOLE DISPOSITIVE POWER               7,439
REPORTING           ------------------------------------------------------------
PERSON WITH         10      SHARED DISPOSITIVE POWER             61,000
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     68,439
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                 / /
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.20%
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14      TYPE OF REPORTING PERSON        IN
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ITEM 1.    SECURITY AND ISSUER.

     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

     Common Stock
     Upbancorp, Inc.
     4753 North Broadway
     Chicago, IL 60640

ITEM 2. IDENTITY AND BACKGROUND.

     If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal business, the address of its principal office and the information required by (d) and (e) of this item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this item with respect to such person (s).

     (a)  Name;

          James E. Heraty

     (b)  Residence or business address;

          5245 Washington Street, Skokie, Illinois 60077

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

          Consultant to the temporary help industry since 1996 and a director of the Issuer.

     (d) Whether or not during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

          N/A

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any


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violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

          N/A

     (f)  Citizenship.

          U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3 (a) (6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

     No purchases of common stock of Upbancorp have been made. This Schedule 13D is being filed because the reporting person serves on the four person committee ( Richard K. Ostrom, James E. Heraty, Stephen W. Edwards, and Marvin L. Kocian) which administers the Upbancorp, Inc. Pension Plan for Employees (the "Plan"). This Plan holds 48,400 shares of common stock of Upbancorp (5.80%). Beneficial ownership of these shares is disclaimed by James E. Heraty, Stephen W. Edwards and Marvin L. Kocian. Richard K. Ostrom is a vested participant in the Plan. Voting and investment power with respect to these shares is shared by the members of the committee

ITEM 4. PURPOSE OF TRANSACTION.

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer,

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;


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     (d)  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

          See response to Item 3. The reporting person has no plans to effect any of the enumerated transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
Section 13 (d) (3) of the Act;

          69,439 shares of Common Stock (8.32%)

     (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;


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     (i)   sole power to vote - See Page 2, Row 7

     (ii)  shared power to vote - See Page 2, Row 8

     The Plan holds 48,400 shares of the Issuer's Common Stock. The information called for by Item 2 with respect to the Plan committee members is as follows:
(a) Richard K. Ostrom; (b) 4753 North Broadway, Chicago, IL 60640; (c) Chairman of the Board, President and Chief Executive Officer of the Issuer; (d) N/A; (e) N/A; and (f) a U.S. citizen; (a) Stephen W. Edwards; (b) 61 Briar Road, Golf, Illinois 60029-0028; (c) Consultant, Planned Futures, Inc. and a director of the Issuer; (d) N/A; (e) N/A; and (f) a U.S. citizen; (a) Marvin L. Kocian; (b) 157 Woodstock Avenue, Kenilworth, Illinois 60043; (c) President of Komar Screw Corporation of Chicago and a director of the Issuer; (d) N/A; (e) N/A, and (f) a U.S. citizen. See response to Item 3.

     12,600 shares are held by J.R. Enterprises. Richard K. Ostrom and James E. Heraty serve as the partners of J.R. Enterprises. Voting and investment power with respect to these shares is shared by Richard K. Ostrom and James E. Heraty.

     (iii) sole power to dispose or to direct the disposition - See Page 2, Row
           9

     (iv)  shared power to dispose or to direct the disposition- See answer to
           (b)(ii) above

     (c) Describe any transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing on
Schedule 13D, whichever is less, by the persons named in response to paragraph
(a).

     On April 19, 2001, James E. Heraty, individually, purchased 17 shares of Issuer's Common Stock at a price of $31.50 per share.

     On April 19, 2001, James E. Heraty, on behalf of J.R. Enterprises, purchased 132 shares of Issuer's Common Stock at a price of $31.50 per share.

     (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

     Other persons have the right to receive or the power to direct the receipt of dividends from, or receive the proceeds from the sale of all but 7,439 of the 68,439 shares referred to in row 11 of page 2. 48,400 of the shares (5.8%) referred to in row 11 of page 2 are held by the Plan.

     (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.


                              (Page 6 of 7 Pages)

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          N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

     N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1
(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finders fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of any proxy as disclosed in Item 6.

     N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              July 3, 2001
                                    ----------------------------------
                                                (Date)

                                         /s/ James E. Heraty
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                                             (Signature)

                                          James E. Heraty
                                    ----------------------------------
                                           (Name/Title)



                              (Page 7 of 7 Pages)